UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEUTRA CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64129C303
(CUSIP Number)

Sydney Jim 400 South 4th Street, Suite 500 Las Vegas, Nevada 89101 (702) 793-4121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64129C303

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Sydney Jim

2. Check the Appropriate Box if a Member of a Group (see Instructions):	(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions): SC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	20,000,000
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	20,000,000
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13. Percent of Class Represented by Amount in Row (11): 62%

14. Type of Reporting Person (See Instructions): IN

Item 1.    Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Neutra Corp. (the “Issuer”). The Issuer has principal executive offices located at 400 South 4th Street, Suite 500, Las Vegas, Nevada 89101.

Item 2.    Identity and Background.

(a)  This statement is filed by Sydney Jim, a individual (the “Reporting Person”), with respect to 20,000,000 Shares over which the Reporting Person has sole voting and dispositive power by reason of Reporting Person’s ownership of Shares.

(b)  The business address of the Reporting Person is 400 South 4th Street, Suite 500, Las Vegas, Nevada 89101.

(c)  The principal business of the Reporting Person is that of Chief Executive Officer of Issuer.

(d)  The Reporting Person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

The Shares were issued by the Issuer to the Reporting Person for services.

Item 4.    Purpose of Transaction.

The Reporting Person acquired the Shares reported in this Schedule 13D as compensation for services. The Reporting Person continues to hold the shares and has no current plans to divest the Shares.

The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its decision.

Except as set forth above, the Reporting Person has no other present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)  Based upon the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 17, 2018, there were issued and outstanding 32,181,584 Shares as of December 14, 2018.

(b)  The Reporting Person owns 20,000,000 Shares. The Reporting Person has sole voting and dispositive power over 20,000,000 Shares. Accordingly, the Reporting Person is deemed the beneficial owner of 62% of the outstanding Shares.

(c)  The following table details the transactions by the Reporting Person during the past sixty (60) days:

Date	Quantity	Price	Type of Transaction

10/2/2018	20,000,000	N/A	Compensation for services

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.    Material to be filed as exhibits.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

December 28, 2018

By:	/s/ Sydney Jim
Sydney Jim

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).